October 28, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BBH Trust (the “Trust”)
SEC File No. 811-21829

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith for filing via the EDGAR system Post-Effective Amendment No. 15 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto. This filing is made pursuant to Rule 485(b) for the purpose of: (1) responding to the Staff’s comments on Post-Effective Amendment No.10; and (2) making other non-material changes.

The Amendment does not contain disclosures that would render it ineligible to be filed under Rule 485(b).

Please contact the undersigned at (617) 772-1616, if you have any questions or comments concerning this filing.

Very truly yours,

/s/ Suzan Barron
Suzan Barron
Secretary